UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MYT Netherlands Parent B.V. (the “Company”) announced that it will hold an extraordinary general meeting of shareholders (EGM) on March 6, 2025, starting at 17:00 Central European Time.

On January 21, 2025, the Company announced its intention to rename the Company to LuxExperience B.V. as part of its planned acquisition of YOOX NET-A-PORTER ("YNAP"). In addition, the Supervisory Board of the Company announced the nomination of Burkhart Grund, Chief Financial Officer of Richemont, as a new Supervisory Board member, subject to the completion of the Company's acquisition of YNAP.

Exhibit No.	Description

99.1	Press Release
99.2	Press Release
99.3	Convening Notice of the Extraordinary General Meeting of Shareholders
99.4	Agenda for the Extraordinary General Meeting of Shareholders
99.5	Amended Articles of Association
99.6	Proxy and Voting Instructions Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: January 21, 2025